SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )

KLUDEIN I ACQUISITION CORP.
(Name of Issuer)
Class A Common Stock, par value $0.0001
(Title of Class of Securities)
49878L109
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49878L109	Schedule 13G

1	NAMES OF REPORTING PERSONS

Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
709,493

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
709,493

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
709,493

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%[1]

12	TYPE OF REPORTING PERSON*
FI

1
 The percentage used herein and in the rest of this Schedule 13G is calculated based upon 10,404,394 shares of Class A common stock outstanding as of November 14, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2022.

Item 1 (a)	Name of Issuer:

KludeIn I Acquisition Corp. (the “Company”).

Item 1 (b)	Address of Issuer's Principal Executive Offices:

1096 Keeler Avenue, Berkeley, CA 94708

Item 2 (a)	Name of Person Filing:

Alberta Investment Management Corporation (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

The business address for the Reporting Person is 1600 - 10250 101 Street NW, Edmonton, Alberta T5J 3P4, Canada.

(c)	Citizenship:

The Reporting Person is organized under the laws of Alberta, Canada.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “common stock”).

(e)	CUSIP No.:

49878L109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4 (a)	Ownership:

(a)	Amount beneficially owned: 709,493

(b)	Percent of class: 6.8%[2]

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 709,493

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 709,493

	(iv)	Shared power to dispose or direct the disposition: -0-

2	Calculated based upon 10,404,394 shares of Class A common stock outstanding as of November 14, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2022.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023
ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Kahlan Mills
Name:	Kahlan Mills
Title:	Associate General Counsel